[redacted]

12010379

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waller Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza Suite #2322
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett M. Baker — (212)-632-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Garrett M. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

JANINE LOCASTO
Notary Public - State of New York
NO. 01LO6194880
Qualified in Richmond County
My Commission Expires 10/14/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waller Capital Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	506,323
Prepaid expenses		1,440
Other assets		4,450
Total assets	$	512,213
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,137
Contingencies		
Member's equity		509,076
Total liabilities and member's equity	$	512,213

The accompanying notes are an integral part of this financial statement.

1. General

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000, and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Capital Contributions

The sole member, Waller Capital Partners, intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2011, the sole member contributed $49,700 of additional capital and received distributions of $216,665.

Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the member determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2008.

3. Related Party

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003. This agreement was revised in May 2011. During 2011, services amounting to $84,400 were provided under the expense sharing agreement. During 2011, the sole member contributed capital to the Company in the amount of $20,000 in addition to the services provided under the expense sharing agreement.

4. Contingencies

The Company has been named as a defendant in a lawsuit against its parent company for the alleged nonpayment of employee placement fees. The ultimate outcome of the foregoing lawsuit cannot be predicted with certainty. In the opinion of management, however, the outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.

5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2011, the Company had net capital, as defined, of $503,186 which was $498,186 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $3,137 and its ratio of aggregate indebtedness to net capital was 0.0062 to 1.

6. Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date financial statement was available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
Waller Capital Securities, LLC

We have audited the accompanying statement of financial condition of Waller Capital Securities, LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Waller Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, NY
February 22, 2012